Matcherino, Inc.



ANNUAL REPORT

12224 NE Bel Red Rd Unit 699

Bellevue, WA 98009-2213

7(131) 316-6332

https://matcherino.com/

This Annual Report is dated September 8, 2023.

BUSINESS

Company Overview

Matcherino's online platform handles all stages of the competitive play lifecycle including financial gateways and state-of-the-art integrations. From player registration to bracketing, crowdfunding to prize distribution, creator partnerships to contemporary adtech, our fully proprietary technology allows us to tap into revenue opportunities within every part of that experience.

We believe games that foster an environment for casual competition produce higher player retention and increased spending, and by offering our tournament production tools online and for free, we both lower the barrier to entry and promote growth for budding gaming creators and their communities to produce more quality content.

Working hand-in-hand with game publishers and brands allows us to deliver direct support and monetization opportunities for these gaming creators, enabling end-to-end ecosystems spanning thousands of different game titles.

Business Model

Matcherino operates primarily through three diverse business models that drive our revenue streams:

First, we charge fees for winners and fees on monetization tools, collectively referred to as platform fees. These are variable fees extracted upon withdrawal of tournament winnings, sale of merchandise, and sale of event tickets.

Second, we offer a subscription-based model to game publishers wherein we more directly foster their games' ecosystems through in-game integrations, enhanced prize distribution, and business intelligence tools. Publishers pay a monthly base fee and additional fees based on the current scale of their ecosystem.

Lastly, we allow tournament organizers to monetize events through our proprietary adtech using sponsors we source. Revenue is proportional to both direct engagement (e.g. links visited, apps installed) as well as on-stream viewership measured directly via external platform integrations.

Intellectual Property

The Company has a registered trademark for "MATCHERINO" (registration no. 5,060,535) dated October 11, 2016. The Company also has a registered trademark for its Helmet Logo (registration no. 5,652,669) dated January 15, 2019.

Previous Offerings

Name: Series A-1 Preferred Stock (SeedInvest)

Type of security sold: Equity

Final amount sold: $700,000.00

Number of Securities Sold: 101,892

Use of proceeds: Development resources, sales and marketing resources, G&A

Date: October 16, 2021

Offering exemption relied upon: Regulation CF

Name: Series A-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $220,000.00

Number of Securities Sold: 143,000

Use of proceeds: Please complete.

Date: March 31, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $467,742 compared to $$703,705 for fiscal year 2022, an increase of just over 50%.

This growth was mostly attributed to our core SaaS platform services as well as our growing prize pool payout systems.

Cost of sales

Cost of Sales for fiscal year 2021 was $340,904 compared to $377,188 in fiscal year 2022.

Our cost of sales is largely variable and the increase relates primarily to our transaction fees associated with prize pool payment processing.

Gross margins

Gross margins for fiscal year 2021 were $126,839 compared to $$326,518 in fiscal year 2022, an increase of over 250% due to our automated systems driving increasing operating leverage.

Additionally, due to this operating leverage, COGS dropped as a % of revenue. We also continued to grow categories with higher margin revenue streams. The combination of these effects increased overall gross margin significantly from 27.1% to 46.4% year-over-year.

Expenses

Operating expenses for fiscal year 2021 were $1,595,832 compared to $1,039,092 in fiscal year 2022, a decline of nearly 35%.

Certain operating expenses were automated while others were re-rationalized and reduced in 2022. Exceptions were insurance and payment processing (variable cost) which increased. Lower operating expenses overall contributed to improved profitability in 2022.

Historical results and cash flows:

The Company has emerged from the Developmental Stage into its current Growth Stage. Still, we remain active on our product development investment where we believe we have enormous competitive advantages. Given our emergence into our Growth Stage, historical revenues and cash flows will not be indicative of the revenue and cash flows expected for the future because of our expanding client base related to added game publishers, advertisers and tournament organizers with greater adoption of our platform (1,500 to 3,000 tournaments/month).

Past cash was primarily generated through: (i) prize pool and tournament management/payout fees of 3.5-4%, (ii) TORM (our "Tournament Organizer Relationship Manager") commissions, and (iii) advertising revenue through our platform where we receive a share of such revenues.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $20,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Grant Grosvenor Farwell

Grant Grosvenor Farwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman & CEO

Dates of Service: January, 2015 - Present

Responsibilities: Grant started the company and have overseen/oversee the product development, fundraising efforts and manage key business development initiatives. He receives an annual salary of $60,000 and owns 247,915 shares.

Name: Mark Wasowicz

Mark Wasowicz's current primary role is with Clifton Larson Allen. Mark Wasowicz currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (Part Time)

Dates of Service: March, 2017 - Present

Responsibilities: Mark manages all financial information regarding reporting for the company. Mark receives an annual salary of $60k and owns 90,321 shares.

Other business experience in the past three years:

Employer: Clifton Larson Allen

Title: Engagement Director

Dates of Service: March, 2017 - Present

Responsibilities: Mark's role is project-based.

Name: Hunter David Hammond

Hunter David Hammond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: March, 2019 - Present

Responsibilities: Hunter oversees product and engineering operations, and also actively contributes as a technical expert. He is responsible for driving innovation, providing guidance to engineering teams, and ensuring the successful execution of projects. Mark receives an annual compensation of $155k and owns 85,000 shares.

Name: Louis Fasulo

Louis Fasulo's current primary role is with Starform Inc. Louis Fasulo currently services 2 to 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April, 2018 - Present

Responsibilities: Board member and angel investor

Other business experience in the past three years:

Employer: Starform Inc

Title: CEO

Dates of Service: April, 2018 - Present

Responsibilities: Owns the mission.

Name: Perry Michael Fischer

Perry Michael Fischer's current primary role is with University of Southern California. Perry Michael Fischer currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2018 - Present

Responsibilities: I am an investor and board member. He does not receive compensation.

Other business experience in the past three years:

Employer: University of Southern California

Title: Professor, Interactive Media

Dates of Service: January, 2018 - Present

Responsibilities: He is a part-time faculty member at the university.

Other business experience in the past three years:

Employer: Blade/Shadow

Title: Interim President

Dates of Service: September, 2020 - September, 2021

Responsibilities: Mike was president of the French gaming company, Blade, operators of the Shadow gaming service.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed Preferred Stock

Stockholder Name: Madrona Venture Fund VI, L.P. & Mardona Venture Fund VI-A, L.P.

Amount and nature of Beneficial ownership: 139,185

Percent of class: 13.91

Title of class: Series A Preferred Stock

Stockholder Name: Madrona Venture Fund VI, L.P. & Mardona Venture Fund VI-A, L.P.

Amount and nature of Beneficial ownership: 63,237

Percent of class: 13.91

Title of class: Series A-1 Preferred Stock

Stockholder Name: Madrona Venture Fund VI, L.P. & Mardona Venture Fund VI-A, L.P.

Amount and nature of Beneficial ownership: 109,062

Percent of class: 13.91

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 268,695 of Series A-3 Preferred Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 1,227,972 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 409,547 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 64,395 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 325,006 with a total of 325,006 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series Seed Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A Preferred Stock

The amount of security authorized is 347,807 with a total of 347,807 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A-1 Preferred Stock

The amount of security authorized is 1,178,965 with a total of 670,008 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A-1 Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A-2 Preferred Stock

The amount of security authorized is 145,000 with a total of 143,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A-2 Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A-3 Preferred Stock

The amount of security authorized is 349,305 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A-3 Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-3 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series A-3 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series A-3 Preferred Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational TORM and oud Advertising and tournament technology or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently beyond the research and development stage and have released commercial products for which we receive revenue. Still, we rely on an advanced technology platform and failure to maintain the performance could caused, among other things, unanticipated technological hurdles that could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Series A-3 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a relatively short history, but has a number of customers, and limited revenue. If you are investing in this company, it's because you think that an esports tournament management SaaS platform is a good idea, that the team will be able to successfully expand its market, and sell additional products or services, that we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation related to money transfers that we rely on third parties to perform for us. The laws and regulations concerning money transfers is subject to change and if they do then the selling of product may become more complicated or no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, largely related to transaction processing, the issuance of 1099 tax forms in connection with prize pool payouts and other related matters. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Matcherino, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Matcherino, Inc. could harm our reputation and materially negatively impact our financial condition and business. We rely on third parties We rely on third parties to process our many transactions and if we are unable to retain these transaction processing relationships or timely substitutes them for others, it could pose a substantial interruption to our business and form a material risk. We believe there are readily available substitutes, and we will seek to integrate additional transaction processing resources to mitigate this risk. We have existing trademarks that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 2 trademarks, and its Internet domain name, and relies on various trade secrets to operate its business. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. One of the Company's Directors, Perry Michael Fischer, was the interim president of an entity that declared Ch. 11 bankruptcy. While serving in his capacity as interim President of a cloud gaming startup, the entity declared for Ch. 11 bankruptcy. The Company has since been sold and he no longer has any affiliation with the entity.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 8, 2023.

Matcherino, Inc.

By /s/ *John Maffei*

      Name: <u>Matcherino, Inc.</u>

      Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

MATCHERINO, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Matcherino, Inc.
Bellevue, Washington

We have reviewed the accompanying financial statements of Matcherino, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 24, 2023
Los Angeles, California

MATCHERINO INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	122,343	$	757,927
Acccounts Receivable, net		61,799		139,711
Total Current Assets		**184,142**		**897,639**
Property and Equipment, net		4,597		5,481
Total Assets	$	**188,740**	$	**903,119**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	20,467	$	5,617
Credit Cards		6,243		-
Other Current Liabilities		456,928		360,837
Total Current Liabilities		**483,638**		**366,454**
Paycheck Protection Loan		-		142,135
Total Liabilities		**483,638**		**508,589**
STOCKHOLDERS EQUITY				
Common Stock		75		75
Series Seed Preferred Stock		33		33
Series A-1 Preferred Stock		74		74
Series A Preferred Stock		35		35
Additional Paid in Capital		8,397,445		8,392,620
Retained Earnings/(Accumulated Deficit)		(8,692,560)		(7,998,306)
Total Stockholders' Equity		**(294,898)**		**394,531**
Total Liabilities and Stockholders' Equity	$	**188,740**	$	**903,119**

See accompanying notes to financial statements.

MATCHERINO INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	708,656	$	462,326
Cost of Goods Sold		377,188		291,870
Gross profit		331,468		170,456
Operating expenses				
General and Administrative		1,004,818		1,463,802
Sales and Marketing		55,528		133,374
Total operating expenses		1,060,346		1,597,175
Operating Income/(Loss)		(728,878)		(1,426,719)
Interest Expense		-		-
Other Loss/(Income)		(34,624)		(200,339)
Income/(Loss) before provision for income taxes		(694,254)		(1,226,380)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**(694,254)**	$	**(1,226,380)**

See accompanying notes to financial statements.

MATCHERINO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)
- 4 -

(in , $US)	Common Stock		Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	754,030	$ 75	301,809	$ 30	605,649	$ 61	347,807	$ 35	$ 7,561,977	$ (6,771,926)	$ 790,251
Issuance of Stock		$ -	23,197	$ 2	137,067	$ 14		$ -	$ 829,299.90		$ 829,316
Share-Based Compensation									1,343		1,343
Net income/(loss)										(1,226,380)	(1,226,380)
Balance—December 31, 2021	754,030	75	325,006	33	742,716	74	347,807	35	8,392,620	$ (7,998,306)	$ 394,531
Share-Based Compensation									4,825		4,825
Net income/(loss)										(694,254)	(694,254)
Balance—December 31, 2022	754,030	$ 75	325,006	$ 33	742,716	$ 74	347,807	$ 35	$ 8,397,445	$ (8,692,560)	$ (294,898)

See accompanying notes to financial statements.

MATCHERINO INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(694,254)	##########
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		883	883
Share-based Compensation		4,825	1,343
PPP Loan forgiven		(142,135)	
Changes in operating assets and liabilities:			
Acccounts receivable, net		77,912	(103,924)
Prepaids and Other Current Assets		-	21,226
Accounts Payable		14,850	4,067
Deferred Revenue		-	(40,000)
Credit Cards		6,243	-
Other Current Liabilities		96,091	(35,168)
Net cash provided/(used) by operating activities		**(635,584)**	**(1,377,953)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	-
Net cash provided/(used) in investing activities		**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		-	829,316
Borrowing on Promissory Notes and Loans		-	142,135
Net cash provided/(used) by financing activities		**-**	**971,451**
Change in Cash		(635,584)	(406,502)
Cash—beginning of year		757,927	1,164,429
Cash—end of year	$	**122,343**	$ **757,927**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

MATCHERINO INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

Matcherino Inc. was incorporated on June 17, 2015 in the state of Delaware. The financial statements of Matcherino Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington.

Matcherino develops, owns, and operates the industry-leading monetization platform for sponsors, game publishers and tournament organizers (TOs) to run more successful, efficient and regulation-compliant esports events.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $282,717, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Matcherino Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from running of monetization platform for sponsors, game publishers and tournament organizers (TOs)

Cost of sales

Costs of goods sold include the cost of services sold, hosting, fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $55,528 and $133,374, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Payroll and Benefits	19,634	20,477
Balance owed to PayPal account	437,294	340,360
Total Other Current Liabilities	$ 456,928	$ 360,837

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Equipment	$	13,481	$	13,481
Property and Equipment, at Cost		**13,481**		**13,481**
Accumulated depreciation		(8,884)		(8,000)
Property and Equipment, Net	$	**4,597**	$	**5,481**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $883 and $883, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,506,434 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 754,030 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 742,716 shares of Series A-1 Preferred Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 325,006 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 347,807 shares of Series A Preferred Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 347,807 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 325,006 shares of Series Seed Preferred Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 325,006 shares have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 473,942 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	211,944	$ 0.03	-
Granted	267,047		
Exercised	-		
Expired/Cancelled	(86,500)		-
Outstanding at December 31, 2021	392,491	$ 0.03	8.21
Exercisable Options at December 31, 2021	392,491	$ 0.03	8.21
Granted	101,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	(20,000)	$ -	
Outstanding at December 31, 2022	473,491	$ 0.03	7.21
Exercisable Options at December 31, 2022	410,021	$ 0.03	7.21

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $4,825 and $1,343, respectively.

7. DEBT

Promissory Notes & Loans

During 2021, the Company entered into Paycheck Protection Loan agreement. The details and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Paycheck Protection Loan	$ 142,135	1.00%	1/27/2021	Forgiven in May, 2022	$ -	$ -	$ -		$ 142,135	$ 142,135
Total					$ -	$ -	$ -	$ -	$ 142,135	$ 142,135

The loan was forgiven in full in 2022.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (150,380)	$ (299,141)
Valuation Allowance	150,380	299,141
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (813,175)	$ (662,795)
Valuation Allowance	813,175	662,795
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,872,260, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,872,260. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 24, 2023, which is the date the financial statements were available to be issued.

The Company completed a mini-Series-A1 preferred stock financing that was closed out to transition into a Series A-3 preferred stock issuance using Start Engine. The Series A2 preferred totaled $190k raised representing 98,000 shares issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $728,878, an operating cash flow loss of $635,584 and liquid assets in cash of $122,343, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

      I, John Maffei , Principal Executive Officer of Matcherino, Inc., hereby certify that the financial statements of Matcherino, Inc. included in this Report are true and complete in all material respects.

John Maffei

President & CEO